SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                        AIM INVESTMENT SERCURITIES FUNDS

On September 18-20, 2006, the Board of Trustees (the "Board") of AIM Investment Securities Funds on behalf of AIM Income Fund approved changing the investment strategy of the fund to add the ability to invest a significant portion of its assets in derivative instruments such as options, futures, forward currency contracts, and swap agreements (including interest rate, currency, total return and credit default swaps). The fund may engage in these transactions for hedging or non-hedging purposes.